iSTAR FINANCIAL INC.

1114 Avenue of the Americas, 39th Floor

New York, New York 10036

July 3, 2012

Duc Dang

Sandra B. Hunter

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Request for Acceleration of Effectiveness

iStar Financial Inc.

Registration Statement on Form S-4,

File No. 333-182017 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), iStar Financial Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement filed under the Securities Act be accelerated to 5:00 p.m., Eastern Daylight Time, on the ninth day of July, 2012, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

iSTAR FINANCIAL INC.

By:	/s/ DAVID M. DISTASO
Name: David M. DiStaso
Title:Chief Financial Officer